                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              M.D.C. Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    552676108
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                               Werbel & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 24, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 552676108                                    Page 2 of 10 Pages
-------------------                                    ------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The SC Fundamental Value Fund, L.P.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 552676108                                    Page 3 of 10 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Value BVI, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   633,942 (Includes 274,258 shares underlying convertible debentures)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   633,942 (Includes 274,258 shares underlying convertible debentures)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   633,942 (Includes 274,258 shares underlying convertible debentures)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 552676108                                    Page 4 of 10 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,201,655 (Includes 545,096 shares underlying convertible debentures)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                    --------------------
CUSIP No. 552676108                                    Page 5 of 10 Pages
-------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                               --------------------
CUSIP No.  552676108                              Page 6 of 10 Pages
-------------------                               --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Collery

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,835,597 (Includes 819,354 shares underlying convertible debentures)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                       Page 7 of 10 Pages
                                  AMENDMENT
                                     No. 5
                                    TO THE
                                 SCHEDULE 13D


     The Reporting Persons consisting of SC Fundamental Inc., The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery, hereby amend their Schedule 13D relating to the Common Stock, par value $0.01, of M.D.C. Holdings, Inc.


Item 3.   Source and Amount of Funds or Other Consideration

          The aggregate purchase prices of the debentures convertible into the Issuer's Common Stock ("Debentures") purchased by the Fund and BVI Inc., respectively, as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  13,806.42
BVI Inc. (on behalf of BVI Ltd.)             $   6,903.21

          The Reporting Persons listed above purchased the Debentures reported in Item 5(c) of this Schedule 13D with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on December 24, 1996, the Reporting Persons, by virtue of the language of Rule 13d-3, may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q as of October 31, 1996).

                                                  Page 8 of 10 Pages


================================================================================
        Name             Shares of Common Stock        Percentage
--------------------------------------------------------------------------------
SC Fundamental Inc.      1,201,655                                6.4%
--------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.         1,201,655                                6.4%
--------------------------------------------------------------------------------
SC Fundamental(1)
Value BVI, Inc.            633,942                                3.4%
--------------------------------------------------------------------------------

Gary N. Siegler(2)       1,835,597                                9.7%
--------------------------------------------------------------------------------

Peter M. Collery(2)(3)   1,835,597                                9.7%
================================================================================

(1) Includes shares of the Issuer's Common Stock previously attributed to SC Fundamental Inc., in its capacity as the investment manager of the Managed Account. On December 31, 1994, SC Fundamental Inc.'s relationship with the Managed Account as the Managed Account's investment manager ended and, consequently, the shares of the Issuer's Common Stock held for the benefit of the Managed Account were distributed to SC Fundamental Value BVI, Inc.

(2)  Includes 819,354 underlying convertible debentures.

(3) Excludes 8,000 shares of the Issuer's Common Stock which were held by a charitable organization for which Mr. Collery is a Director. Mr. Collery may be deemed to be the beneficial owner pursuant to Rule 13d-3; however, Mr. Collery expressly disclaims personal beneficial ownership thereof and any pecuniary interest therein.

          (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a sale effected on the New York Stock Exchange.

                                                  Page 9 of 10 Pages


================================================================================
                                        BVI, Inc.
Trade          Price Per                on behalf
Date           Share ($)      Fund      of BVI, Ltd.        Siegler   Collery
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
10/23/96       7.0000         129,032        64,516         - 0 -      - 0 -
---------------------------------------------------------------------------------
12/23/96       9.0562          58,600        32,300         - 0 -      - 0 -
---------------------------------------------------------------------------------
12/24/96       9.1250         176,700        96,800         - 0 -      - 0 -
---------------------------------------------------------------------------------




Trade          Price Per                                    BVI Inc., on
Date           Debenture ($)            Fund(1)             behalf of BVI
               Expressed as a                               Ltd.(1)
               Percentage of Par
--------------------------------------------------------------------------------
10/23/96       .107                     129,032*            64,516*
--------------------------------------------------------------------------------

-------------

(1) Reflects shares into which debentures are presently convertible.
* Reflects a purchase.

                                                       Page 10 of 10 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 1996

SC FUNDAMENTAL INC.

By:  /s/ Peter M. Collery
-----------------------------------
Neil H. Koffler as Attorney-in Fact
for Peter M. Collery Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

By:  SC FUNDAMENTAL INC.

By:  /s/ Peter M. Collery
------------------------------------
Neil H. Koffler as Attorney-in Fact
for Peter M. Collery Vice President*

SC FUNDAMENTAL VALUE BVI, INC.

By:  /s/ Peter M. Collery
------------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery Vice President*


/s/ Gary N. Siegler
-----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*

/s/ Peter M. Collery
-----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery*

* Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery & Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

87646

                                                       Page 10 of 10 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 1996

SC FUNDAMENTAL INC.

By:
-----------------------------------
Neil H. Koffler as Attorney-in Fact
for Peter M. Collery Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

By:  SC FUNDAMENTAL INC.

By:
------------------------------------
Neil H. Koffler as Attorney-in Fact
for Peter M. Collery Vice President*

SC FUNDAMENTAL VALUE BVI, INC.

By:
------------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery Vice President*



-----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Gary N. Siegler*


-----------------------------------
Neil H. Koffler as Attorney-in-Fact
for Peter M. Collery*

* Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and Gary N. Siegler. The Powers of Attorney for Messrs. Collery & Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

87646